SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 20, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6520K	October 18, 2006
2.	Regulatory News Service Notice	5763K	October 17, 2006
3.	Regulatory News Service Notice	5707K	October 17, 2006
4.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
5.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
6.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
7.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
8.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
9.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
10.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006
11.	Company House Notice – Return of Allotment of Shares	88(2)	October 16, 2006

10/30

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/18/06 07:17 AM

To "eleanor.besserman@ <eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Additional Listing

This Email Alert service is brought to you by Elementis

RNS Number:6520K
Elementis PLC
18 October 2006

A listing application has been made for 1,087,087 ordinary shares of 5p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued in respect of the Unapproved 1998 Executive Share Option Scheme.

A block listing application has been made for 1,000,000 ordinary shares of 5p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued in respect of the unapproved 1998 Executive Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISUWRURNSRRAAA

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/17/06 06:11 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:5763K
Elementis PLC
17 October 2006

Elementis PLC
17 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 17 October 2006 under Section
198
of the Companies Act 1985 that as at 12 October 2006 Barclays was interested
in
17,654,122 Ordinary Shares of 5p each in the Company. These holdings represent
4.00% of the issued Ordinary Share capital of the Company as at 17 October
2006.

Kathryn Silverwood
Assistant Company Secretary
17 October 2006

END
HOLILFILIRLDLIR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/17/06 05:32 AM

To "eleanor.besserman@ele <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:5707K
Elementis PLC
17 October 2006

Elementis PLC
17 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 17 October 2006 under Section 198 of the Companies Act 1985 that as at 12 October 2006 UBS AG was interested in 16,128,124 Ordinary Shares of 5p each in the Company. These holdings represent 3.65% of the issued Ordinary Share capital of the Company as at 17 October 2006.

Kathryn Silverwood
Assistant Company Secretary
17 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFLIIELDLIR

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
7	9	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	861		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	78.32p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Neville Edward James Blackwell	Class of shares allotted	Number allotted
Address	14 Farndale Avenue, Northallerton, North Yorkshire.	Ordinary	861
Postcode	DL7 8SN		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**861**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 16.10.06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,997	3,661	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	45.20p	23.20p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Martin Burlison Baker	Class of shares allotted	Number allotted
Address	77 Bishopton Road, Stockton On Tees, Cleveland.	Ordinary	14,658
Postcode	TS18 4PQ		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**14,658**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,883		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Pershing Keen Nominees Limited Desig: HGCF Part ID: 601	Class of shares allotted	Number allotted
Address: Capstan House, One Clove Crescent, East India Dock, London	Ordinary	34,883
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	34,883
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/10943 Tel: 01903 8333874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26,649		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited A/C HGCF Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Ordinary	26,649
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	26,649

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/11048	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,000		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Part ID: 601 Designation: HGCF Address Capstan House, One Clove Crescent, East India Dock LONDON UK Postcode E14 2BH	Ordinary	25,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	25,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/11143 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share

CHFPO83

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,498	142,203	8,066
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	45.20p	21.92p	20.48p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	62,722	23,773	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	23.20p	44.12p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name PLEASE SEE ATTACHED SCHEDULE Address UK Postcode	Ordinary	242,262
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	**TOTAL**	**242,262**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams) 10 Albemarle Street	
London W1S 4BL	
Tel:	Fax:
DX number	DX exchange

Title	Forename(s)	Surname	Address					Shares Allotted
MR	PAUL	BEW	17 EPPING CLOSE	THORNABY	STOCKTON ON TEES		TS17 ODY	6,182
MR	PAUL	BEW	17 EPPING CLOSE	THORNABY	STOCKTON ON TEES		TS17 ODY	8,066
MR	PAUL	BEW	17 EPPING CLOSE	THORNABY	STOCKTON ON TEES		TS17 ODY	8,543
MR	PAUL	BEW	17 EPPING CLOSE	THORNABY	STOCKTON ON TEES		TS17 ODY	1,835
MR	DAVID	BROWN	20 MAYFIELD CRES	EAGLESCLIFFE	STOCKTON ON TEES		TS16 ONQ	1,101
MR	MARTIN	COATES	10 ROECLIFFE GROVE	STOCKTON-ON-TEES	CLEVELAND		TS19 8JU	4,406
MR	JON	DEAN	THE WHITE HOUSE	DIKES LANE	GREAT AYTON	NORTH YORKSHIRE	TS9 6HJ	30,512
MR	JOHN ROBERT	FORSTER	24 WOODLEY GROVE	ORMESBY	MIDDLESBROUGH		TS7 9HY	3,661
MR	ROBERT WILLIAM	HUME	10 CHAPEL ST	MIDDLETON ST GEORGE	DARLINGTON	CO DURHAM	DL2 1DA	1,701
MR	ROBERT WILLIAM	HUME	10 CHAPEL ST	MIDDLETON ST GEORGE	DARLINGTON	CO DURHAM	DL2 1DA	643
MR	ROBERT WILLIAM	MADDEN	9 REDCAR ROAD	THORNABY	STOCKTON ON TEES		TS17 8LB	6,609
MR	BRIAN	MARSHALL	562 YARM ROAD	EAGLESCLIFFE	STOCKTON ON TEES		TS16 0BX	3,661
MR	ROGER JAMES	PERKINS	6 THE BEECHES	EAST HARLSEY	NORTHALLERTON	NORTH YORKSHIRE	DL6 2DJ	61,828
MR	BARRY PATRICK	POMEROY	40 BEAUMONT HILL	DARLINGTON			DL1 3NG	61,828
MRS	JENNIFER ADELA	STEWART	29 LYNDON WAY	GREENVALE	STOCKTON ON TEES		TS18 5QG	12,365
MRS	JENNIFER ADELA	STEWART	29 LYNDON WAY	GREENVALE	STOCKTON ON TEES		TS18 5QG	12,204
MRS	JILLIAN MICHELE	STEWART	12 WOODLAND WAY	LONG NEWTON	STOCKTON ON TEES		TS21 1DJ	2,440
MR	ROY	STOCKTON	11 OSBOURNE ROAD	OXBRIDGE	STOCKTON ON TEES		TS18 4DJ	5,498
MR	ROBERT	WEGG	ROSEGATE	THE SPITAL	YARM	STOCKTON ON TEES	TS15 9EX	9,179
								242,262

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
05	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,102	1,835	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	23.20p	44.12p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Colin Harrington Address 7 Harton Avenue, Billingham, Cleveland. Postcode TS22 5DH	Class of shares allotted Ordinary	Number allotted 7,937
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **7,937**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16.10.02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	04	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,000		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig: HGCF Part ID: 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E1 4 2 B H	Class of shares allotted Ordinary	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 25,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 16.10.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/11481 Tel: 01903 8333874
DX number DX exchange